RECEIVED MAR - 1 2006 SEC MAIL PROCESSING SECTION WASH. D.C. 199

BP 3/28 AB 3/3C

SECURITIES AND EXCHANGE COMMISSION

06005481

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51906

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MTG LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

152 MADISON AVENUE, 2nd Floor
(No. and Street)

NEW YORK (City) NY (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MITCHELL KOSCHES 212-889-8135 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DISIENA, DOMENIC G.
(Name – *if individual, state last, first, middle name*)

11 PENN PLAZA, # 5001 (Address) NEW YORK (City) NY (State) 10001 (Zip Code)

PROCESSED JUN 09 2006 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

6/8

OATH OR AFFIRMATION

I, MITCHELL KOSCHES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MTG LLC, as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
MICHAEL A. BROWNSTEIN
Notary Public - State of New York
NO. 02BR5041023
Qualified In New York County
Commission Expires 3/27/2007

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MTG LLC
(INCLUDES THE FORMER PARK HILL CAPITAL, INC. WHICH WAS MERGED ON 10/29/04 INTO MTG LLC)

FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION
AND INDEPENDENT AUDITOR'S REPORT

FOR THE YEARS ENDED
December 31, 2005 and 2004

DiSiena & Company, CPA's, LLP
Certified Public Accountants
11 Penn Plaza, New York, NY 10001

DiSiena & Company, CPA's, LLP
CERTIFIED PUBLIC ACCOUNTANTS

11 PENN PLAZA, 5TH FLOOR
NEW YORK, NY 10001
TEL. (212) 946-4949
FAX. (212) 946-4940
domenic@disienacpas.com

INDEPENDENT AUDITOR'S REPORT

The Owners of
MTG LLC

We have audited the accompanying statement of financial condition of MTG LLC as of December 31, 2005 and December 31, 2004 and the related statements of operations, changes in owner's equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended. These financial statements are the responsibility of MTG LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MTG LLC at December 31, 2005 and December 31, 2004, and the results of its operations and cash flows for the year ended December 31, 2005 and December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 6 and 7 is presented for the purposes of an additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DiSiena & Company, CPA's, LLP
DiSiena & Company, CPA's, LLP

New York, New York
January 31, 2006

MTG LLC

(INCLUDES THE FORMER PARK HILL CAPITAL, INC. WHICH WAS MERGED ON 10/29/04 INTO MTG LLC)

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31,

	2005	2004
ASSETS		
CURRENT ASSETS:		
Cash	$ 195,447	$ 103,231
TOTAL CURRENT ASSETS:	195,447	103,231
OTHER CURRNET ASSETS:		
Receivable from broker-dealers (Note 2a)	219,231	14,932
Other Receivable	5,000	0
Accrued Interest Receivable	182	0
TOTAL OTHER CURRENT ASSETS:	224,413	14,932
TOTAL ASSETS:	$ 419,860	$ 118,163
LIABILITIES AND OWNER'S EQUITY		
LIABILITIES:		
Accounts payable	15,211	0
Accrued commission expense (Note 2b)	53,716	3,684
Accrued expenses	158,772	26,649
TOTAL LIABILITIES:	227,699	30,333
OWNER'S EQUITY:		
Owner's net investments	87,830	61,230
Net Profit (Loss)	104,331	26,600
TOTAL OWNER'S EQUITY:	192,161	87,830
TOTAL LIABILITIES AND FUND BALANCE:	$ 419,860	$ 118,163

The accompanying notes are an integral part of these financial statements.

MTG LLC
(INCLUDES THE FORMER PARK HILL CAPITAL, INC. WHICH WAS MERGED ON 10/29/04 INTO MTG LLC)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

1. ORGANIZATION AND NATURE OF BUSINESS

MTG LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a New York Limited Liability Company and is engaged in a single line of business as a securities broker-dealer. Current revenue is comprised of referral transactions. The Company does not have a clearing arrangement and deals strictly with institutional and high net worth investors.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

On August 9, 2004, Park Hill Capital, Inc., a Connecticut corporation agreed to merge with and into MTG LLC, by written consent in accordance with the laws of the State of New York on October 29, 2004 and the separate existence of Park Hill Capital, Inc. ceased. The merger was consummated for the purpose of reorganizing Park Hill Capital, Inc. in New York as a limited liability company. The financial statements include the accounts of the Company and Park Hill Capital, Inc.

a. **Referral Income**. The Company refers investors to other broker-dealers who pay commissions based on the volume of securities transactions. Referral income is recorded based on contractual rates. Referral income is received monthly, but recognized as securities transactions occur.

b. **Commission Expenses**. Commission expenses are recorded as securities transactions occur.

c. **Use of estimates.** The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from those estimated.

d. **Statement of Cash Flows.** The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

e. **Income Taxes.** The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. For the year ended December 31, 2005, provision was made for the minimum State Corporation Tax of $500 and New York City unincorporated business tax of $75,000.

3. NET CAPITAL REQUIRMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company and its subsidiary maintain minimum net capital, as defined, equal to the greater of minimum amount of $5,000 or 6 2/3-percent of aggregate indebtedness. At December 31, 2005, the Company had net capital of $158,332 which is $143,153 in excess of the 6 2/3-percent of aggregate indebtedness and at December 31, 2004, the Company had net capital of $87,435 which is $82,435 in excess of the minimum Net Capital requirement.

4. RELATED PARTY TRANSACTIONS

The Company entered into an administrative and consulting agreement on January 1, 2005 with Madison Trading, LLC ("Madison"). Madison has common ownership with that of MT Trading, LLC, the parent company of MTG, LLC. Madison is currently providing its office space, utilities, telephone equipment and services, fax machines, computer equipment, office supplies and office management, postage, news and quotation systems and terminals, data services, high speed data lines, other administrative services and strategic and technology consulting that are customary in the ordinary course of the Company's business. In addition, Madison will offer its expertise in technology evaluation of potential MTG clientele on a project by project basis. The Company paid Madison $2,280,000 under this agreement for services rendered.

DiSiena & Company, CPA's, LLP
CERTIFIED PUBLIC ACCOUNTANTS

11 PENN PLAZA, 5TH FLOOR
NEW YORK, NY 10001
TEL. (212) 946-4949
FAX. (212) 946-4940
domenic@disienacpas.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

REQUIRED BY SEC RULE 17a-5

The Owners of
MTG LLC

In planning and performing our audit of the financial statements of MTG LLC (the Company), for the year ended December 31, 2005 and December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as-required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we' considered relevant to the objectives stated in rule 17 a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17 a -5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 and December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

DiSiena & Company, CPA's, LLP

DiSiena & Company, CPA's, LLP

New York, New York
January 31, 2006